Registration Statement No. 333 -65154
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                               Amendment No. 3 to

                                    FORM F-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                                 FRONTLINE LTD.
             (Exact name of registrant as specified in its charter)

       Islands of Bermuda                 4412                     N/A
(State or other jurisdiction of     (Primary Standard       (I.R.S. Employer
 incorporation or organization)    Industrial Classi-        Identification No.)
                                  fication Code Number)

         Frontline Ltd.                                Seward & Kissel LLP
     Attn: Kate Blankenship                       Attention: Gary J. Wolfe, Esq.
 Par la Ville Place, 4th Floor                        One Battery Park Plaza
      14 Par la Ville Road                           New York, New York 10004
         Hamilton HM 08                                   (212) 574-1200
            Bermuda                                (Name, address and telephone
         (441) 295-6935                             number of agent for service)
  (Name, address and telephone
   number of Registrant's
   principal executive office)

                           --------------------------

                                   Copies to:

             Kate Blankenship                        Gary J. Wolfe, Esq.
              Frontline Ltd.                         Seward & Kissel LLP
     c/o Par la Ville Place, 4th Floor              One Battery Park Plaza
           14 Par la Ville Road                    New York, New York 10004
              Hamilton HM 08                            (212) 574-1200
                  Bermuda
              (441) 295-6935

                           --------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

--------------------------------------------------------------------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

                                                   CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Proposed Maximum
   Title of Each Class of      Amount to be Registered   Proposed Maximum Offering   Aggregate Offering Price        Amount of
Securities to be Registered              (1)               Price Per Security (2)               (1)               Registration Fee
----------------------------- -------------------------- --------------------------- -------------------------- --------------------
    Debt Securities (3)

    Preferred Shares (3)            $500,000,000                    100%                   $500,000,000              $63,350

Ordinary Shares, par value
    $2.50 per share (3)
----------------------------- -------------------------- --------------------------- -------------------------- --------------------
 Ordinary Shares, par value         $438,128,090                   $16.80                  $438,128,090              $55,510
    $2.50 per share (4)
----------------------------- -------------------------- --------------------------- -------------------------- --------------------
           Total                    $938,128,090                    100%                   $938,128,090           $118,860 (5)

(1) Such amount in U.S. dollars or the equivalent thereof in foreign currencies as shall result in an aggregate initial public offering price for all securities of $938,128,090 and, if any debt securities are issued at original issue discount, such greater amount as shall result in net proceeds of $938,128,090 to the Registrant.

(2)  Estimated solely for the purpose of calculating the registration fee.

(3) Also includes such indeterminate amount of Debt Securities and number of Preferred Shares and Ordinary Shares as may be issued upon conversion of or in exchange for any other Debt Securities or Preferred Shares that provide for conversion or exchange into other Securities.

(4)  Comprises the Ordinary Shares held by a selling shareholder.

(5) A registration fee in the amount of $284,063 was paid upon the filing of this registration statement No. 333-65154 on July 13, 2001 by Frontline Ltd. Pursuant to Rule 457(p) the registration fee in the amount of $118,860 is carried over from the amount of the fee paid in connection with the July 13, 2001 filing. The difference in the amount of the filing fee results from the sale of some of the Company's ordinary shares held by the selling shareholder that were included in the original filing and have since been sold by the selling shareholder.

--------------------------------------------------------------------------------
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------

                    Subject to completion - - January, 2005

                                [Frontline Logo]

                                  $500,000,000
                                       and
                           26,079,053 Ordinary Shares

                                 Frontline Ltd.

     Through this prospectus, we may periodically offer:

                    -    our ordinary shares

                    -    our preferred shares and

                    -    our debt securities,

up to a total dollar amount of $500,000,000 and one or more of our shareholders may periodically offer up to 26,079,053 of our ordinary shares.

     The prices and other terms of the securities that we or our shareholders will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

     We will not receive any of the proceeds from the sale of any ordinary shares offered by the selling shareholders. We will bear approximately $318,000 and the selling shareholders will bear approximately $409,000 of the costs relating to the registration of all of the securities registered under this Registration Statement, which we estimate to be approximately $727,000.

     Our ordinary shares are currently listed on the New York Stock Exchange, the London Stock Exchange and the Oslo Stock Exchange under the symbol "FRO". An investment in our ordinary shares, preferred shares and debt securities involves risks. See the section entitled "Risk Factors" beginning on page 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    The date of this prospectus is [ ], 2005

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY.............................................................1
RISK FACTORS...................................................................7
FORWARD LOOKING STATEMENTS....................................................13
SELLING SHAREHOLDERS..........................................................14
CASH BALANCES AND CAPITALIZATION..............................................14
UNAUDITED PRO FORMA FINANCIAL INFORMATION.....................................15
USE OF PROCEEDS...............................................................15
RATIO OF EARNINGS TO FIXED CHARGES............................................30
PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES..................................30
PLAN OF DISTRIBUTION..........................................................31
ENFORCEMENT OF CIVIL LIABILITIES..............................................32
LEGAL MATTERS.................................................................32
INDEPENDENT ACCOUNTANTS.......................................................33
DESCRIPTION OF PREFERRED SHARES...............................................33
DESCRIPTION OF ORDINARY SHARES................................................34
DESCRIPTION OF DEBT SECURITIES................................................36
WHERE YOU CAN FIND ADDITIONAL INFORMATION.....................................44

                               PROSPECTUS SUMMARY

     This section summarizes some of the information that is contained in other documents incorporated by reference in this prospectus. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information contained in such other documents.

     We use the term deadweight, or dwt, in describing the size of tanker vessels. Dwt, expressed in metric tons each of which is equivalent to 1000 kilograms, refers to the maximum weight of cargo and supplies that a tanker can carry. In this prospectus, "Frontline", "we", "us" and "our" all refer to Frontline Ltd. and its subsidiaries.

                                   Our Company

     Our tanker fleet, which we believe is one of the largest and most modern in the world, consists of 25 wholly owned, and two part-owned VLCCs and 28 wholly -owned Suezmax tankers, of which eight are Suezmax OBOs. In addition, we have one wholly -owned Handymax size dry bulk carrier. We also charter in 13 modern VLCCs and three modern Suezmax tankers. At November 30, 2004 we also have a purchase option to acquire a further VLCC.

     In 2003, we took delivery of one wholly-owned double-hulled VLCC newbuilding for a total delivered cost of $79.2 million which we subsequently sold prior to the end of 2003 for net proceeds of $75.2 million resulting in a loss on sale of $2.7 million. We also sold two 2001 built Suezmax tankers for total net proceeds of $100.3 million resulting in gains on sale totaling $7.1 million. In addition, in 2003 we sold and leased back two 2000 built VLCCs for $75.0 million each and two 2001 built Suezmax tankers for $54.0 million each. These transactions resulted in total gains on the sale of $16.0 million which, in accordance with U.S. Generally Accepted Accounting Principles, are deferred and amortized over the period of each lease back which is 12.5 years. In 2003, we disposed of our 50% interests in two VLCCs and increased our investment in five VLCCs from 33.33% to 50.1% through a combination of sale, acquisition and exchange of interest transactions. Our net cash investment in these transactions was $3.3 million and we recorded impairment losses of $5.2 million. In 2003, we also acquired the remaining 50% of a VLCC from a joint venture partner for $9.5 million, being $2.4 million net of cash acquired, million thereby obtaining 100% ownership.

     In December 2003, we agreed with our joint venture partner, Overseas Shipholding, Group, Inc., which we refer to as OSG, to swap interests in six joint venture companies, which each own a VLCC. In February 2004, these agreements resulted in us exchanging our 50.1% interests in the vessels Dundee, Sakura I and Tanabe for OSG's 49.9% interests in the vessels Edinburgh, Ariake and Hakata, thereby increasing our interests in these vessels to 100% each. We accounted for these exchanges as non-cash exchanges of productive assets. The Company recorded the increases of its investments at the book value of its investments given up in the exchanges. We received a net cash settlement of $2.3 million as a result of equalization of the values of the assets exchanged and recorded a gain of $0.2 million insofar as it related to the cash element received in the transaction.

     In May, 2004 we exercised our option to acquire all of the shares of Independent Tankers Corporation, which we refer to as ITC, from Hemen Holding Ltd., or Hemen, a related party indirectly controlled by our Chairman and Chief Executive Officer, John Fredriksen. We paid $4.1 million to Hemen on exercise of the option. ITC operates a fleet of six VLCCs and four Suezmax tankers which are all on long-term charters to subsidiaries of BP Plc and ChevronTexaco Corp.

     In October 2003, we formed Ship Finance International Limited, which we refer to as Ship Finance, as our wholly-owned subsidiary to acquire and operate some of our crude oil tankers. Ship Finance purchased from us a fleet of 46 crude oil tankers and an option to purchase one additional tanker from a third party. The sales price for the assets transferred to Ship Finance was determined as the book value of each asset as at December 31, 2003 and the transfers were also recorded at book value. Ship Finance has chartered its fleet of 46 vessels under long term, fixed rate time charters to Frontline Shipping Limited, also a wholly-owned subsidiary of ours, which we refer to as Frontline Shipping. Ship Finance has entered into fixed rate management and administrative services agreements with Frontline Management (Bermuda) Ltd., which we refer to as Frontline Management, also a wholly-owned subsidiary of ours. Frontline Management provides the technical management of Ship Finance's vessels and also provides administrative support services.

     Ship Finance paid an aggregate purchase price of $950 million, excluding working capital and other intercompany balances retained by us, for the 46 vessels and purchase option that it acquired from us. Ship Finance also assumed senior secured indebtedness with respect to its fleet in the amount of approximately $1.158 billion. The purchase price for the 46 vessels and the option and the refinancing of the existing senior secured indebtedness on those vessels, which was completed in January of 2004, were financed through a combination of the net proceeds from Ship Finance's issuance of $580 million of 8 1/2% Senior Notes, due 2013, funds from a $1.058 billion senior secured credit facility and a deemed equity contribution from us to Ship Finance. The charters and the management agreements were each given economic effect as of January 1, 2004.

     The transactions discussed above are also discussed in "Liquidity and Capital Resources - Acquisitions and Disposals" in Item 5 of our Annual Report on Form 20-F for 2003.

     On May 24, 2004, we approved the partial spin-off of Ship Finance. Approximately 25% of the common shares of Ship Finance were distributed to our shareholders by way of a dividend, effective June 17, 2004. On September 24, 2004 a further 10% of our shares of Ship Finance were distributed to our shareholders by way of a dividend. Following the completion of the partial spin-off, as of November 30, 2004, we owned approximately 63.5% of Ship Finance's common shares.

     On November 15, 2004 we announced a further distribution of our shares in Ship Finance by way of a dividend. On December 15, 2004 every Frontline shareholder received two shares of Ship Finance for every 15 shares of ours that they held. Following the completion of this distribution we own approximately 50.8% of Ship Finance's common shares.

     It is our Board of Directors' intention to divest all of our Ship Finance common shares either through a straight sale, a corporate transaction or through further distributions to our shareholders.

     On December 1, 2004 we announced a de-merger and spin off of our newly formed subsidiary, Golden Ocean Group Limited, which we refer to as Golden Ocean. Golden Ocean owns two Capesize drybulk carriers and charters in a third Capesize drybulk carrier on a long-term time charter. On December 13, 2004 we distributed the shares of Golden Ocean to its shareholders in a 3 for 1 stock dividend. Certain of our U.S. shareholders were excluded from the distribution and will receive a cash payment in lieu of shares. Golden Ocean was listed on the Oslo Stock Market Exchange on December 15, 2004. Our U.S. shareholders that are not QIBs will receive a cash payment equal to $0.60, which represents the average price per share of the Golden Ocean shares during their first five days of trading on the Oslo Stock Exchange.

     Our strategy is to become, over time, a world leading operator and charterer of oil tankers with flexibility to adjust our exposure to the tanker market depending on existing factors such as charter rates, newbuilding costs, vessel resale and scrapping values and vessel operating expenses resulting from, among other things, changes in the supply of and demand for tanker capacity. In addition, we will, when the financing arrangements permit, consider divesting our vessels that Ship Finance has not purchased. This may be done through sale and leaseback or straight sales of the vessels.

     Following the spin-off of Ship Finance, we will be more financially exposed to the chartering market. This is likely to increase our activity in the chartering market with respect to both short and long-term charters of vessels in and out. Our purpose will be to manage risk through a portfolio of charters. Consolidation of the tanker market will remain an important objective for us.

     As of June 15, 2004, the fleet that we operate has a total tonnage of approximately 17.1 million dwt, and our tanker vessels have an average age of
7.8 years compared with an estimated industry average of over 8.6 years. We believe that our vessels comply with the most stringent of generally applicable environmental regulations for tankers.

     We have completed two private placements of our ordinary shares to insitutional investors since June 30, 2004. On July 12, 2004, we announced the purchase of two newbuilding VLCCs to be delivered in 2006. In addition, on July 13, 2004, we announced the acquisition of three 1989 to 1990 built Suezmax tankers. This acquisition was part-financed by the issuance and private placement on July 13, 2004 of 600,000 ordinary shares to a group of United States institutional investors at a purchase price of NOK 246 per share, which was the equivalent of $35.84 per share at the time of the sale, for a total of approximately $21.5 million.

     On October 6, 2004 we announced the issuance and private placement of 300,000 ordinary shares to United States institutional investors at a purchase price of NOK 352 per share, which was the equivalent of $52.33 per share at the time of the sale. The total proceeds of $15.7 million have been being used to assist in financing the purchase of a 1992 built Suezmax tanker that we acquired on October 5, 2004.

     We are committed to providing quality transportation services to all of our customers and to developing and maintaining long term relationships with the major charterers of tankers. Increasing global environmental concerns have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels that are able to conform to the stringent environmental standards currently being imposed throughout the world. Our fleet of modern single hull VLCCs may discharge crude oil at the Louisiana Offshore Oil Port until the year 2015, and our modern single hull Suezmax tankers may call at U.S. ports until the year 2010 under the phase-in schedule for double hull tankers presently prescribed under the U.S. Oil Pollution Act of 1990.

                                    Strategy

     Our plan is to create one of the world's largest publicly traded charterers and operators of modern, high quality VLCC and Suezmax tankers. Our business strategy is primarily based upon the following principles:

          o emphasizing operational safety and quality maintenance for all of our vessels;

          o complying with all current and proposed environmental regulations;

          o    outsourcing technical operations and crewing;

          o    controlling operational costs of vessels;

          o operating one of the most modern and homogeneous fleets of tankers in the world;

          o    achieving high utilization of the vessels we manage; and

          o developing and maintaining relationships with major oil companies and industrial charterers.

     Although there has been a trend to consolidation over the past 15 years, the tanker market remains highly fragmented. We estimate that we currently own or operate approximately 8.1% of the world VLCC fleet and 10.5% of the word Suezmax tanker fleet. It is our intention to use the strong financial position that we believe our stratgey and governing principles will create to continue the consolidation of the tanker market. We plan to make acquisitions with the proceeds of equity and debt issuances and bank debt and by issuing shares as consideration for vessel purchases, and believe that such acquisitions will help us to consolidate the tanker market. Our role in the consolidation of the tanker market may include the acquistion of new vessels and secondhand vessels and we may also engage in business acquistions and strategic transactions such as marketing joint ventures.

     After having delivered their cargo, spot market vessels typically operate in ballast until being rechartered. It is the time element associated with these ballast legs that we seek to minimize by efficiently chartering OBO carriers and tankers that we manage. Our strategies to minimize time spent on ballast legs include arranging dry bulk cargoes originating from discharge ports for our OBO carriers and allocating cargoes among our vessels so as to achieve the minimum total time spent on ballast legs across our fleet.

                               Corporate Structure

     We are incorporated under the laws of the Island of Bermuda. We maintain our principal executive offices at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Our telephone number at that address is (441) 295-6935.

     The following table sets out the details of our significant subsidiaries and equity interests as of December 15, 2004:

                      Subsidiaries and Equity Interests Owned Directly
                      ------------------------------------------------
                                                                   Incorpora-    Ownership
Name                                           Vessel/Activity     tion          Percentage
----                                           ---------------     ----------    ----------
CalPetro Tankers (Bahamas I) Ltd.                 Cygnus Voyager       Bahamas   100%
CalPetro Tankers (Bahamas II) Ltd.                Altair Voyager       Bahamas   100%
CalPetro Tankers (Bahamas III) Ltd.                Virgo Voyager       Bahamas   100%

Frontline Management (Bermuda) Ltd.           Management company       Bermuda   100%
ICB Shipping (Bermuda) Limited                Management company       Bermuda   100%
Mosvold Shipping Limited                         Holding company       Bermuda   100%
Ship Finance International Limited               Holding company       Bermuda  50.8%

Buckingham Shipping Plc                          British Pioneer   Isle of Man   100%
Caernarfon Shipping Plc                         British Progress   Isle of Man   100%
CalPetro Tankers (IOM) Ltd.                       Sirius Voyager   Isle of Man   100%
Golden State Petro (IOM 1-A) PLC                 Antares Voyager   Isle of Man   100%
Golden State Petro (IOM 1-B) PLC                 Phoenix Voyager   Isle of Man   100%
Holyrood Shipping Plc                              British Pride   Isle of Man   100%
Sandringham Shipping Plc                         British Purpose   Isle of Man   100%

Front Eagle Corporation                              Front Eagle       Liberia   100%
Front Horizon Inc                                  Front Horizon       Liberia   100%
Front Tobago Inc.                                   Front Tobago       Liberia    40%
Front Target Inc.                                   Front Target       Liberia   100%
Front Transporter Inc.                         Front Transporter       Liberia   100%
Front Traveller Inc.                             Front Traveller       Liberia   100%
Golden Aquarian Corporation                             Cos Hero       Liberia   100%
Golden Channel Corporation                       Front Commodore       Liberia   100%
Golden Fjord Corporation               Ocana (ex Front Commerce)       Liberia   100%
Golden Strait Corporation                         Golden Victory       Liberia   100%
Golden Stream Corporation                          Golden Stream       Liberia   100%
Golden Tide Corporation                 Omala (ex New Circassia)       Liberia   100%
Hitachi Hull # 4983 Corporation                Otina (ex Hakata)       Liberia   100%
Kea Navigation Ltd.                                 Front Melody       Liberia   100%
Millcroft Maritime SA                             Front Champion       Liberia   100%
Otina Inc.                                            Front Tina       Liberia   100%
Optimal Shipping SA                               Front Symphony       Liberia   100%
Pablo Navigation SA                                  Front Chief       Liberia   100%
Quadrant Marine Inc.                                      Marble       Liberia   100%
Ryan Shipping Corporation                          Front Warrior       Liberia   100%
Saffron Rose Shipping Limited                        Front Crown       Liberia   100%
Tidebrook Maritime Corporation                   Front Commander       Liberia   100%
Ultimate Shipping Ltd.                             Front Century       Liberia   100%

Frontline Management AS                       Management company       Norway    100%

      Subsidiaries and Equity Interests Owned Through Ship Finance International Limited
      ----------------------------------------------------------------------------------
                                                                                   Ownership
Name                                            Vessel/Activity    Incorporation   Percentage
----                                            ---------------    -------------   ----------
Granite Shipping Co. Ltd.                          Front Granite       Bahamas     100%
Golden Current Limited                                    Opalia   Isle of Man     100%
Oscilla Shipping Ltd                      Option to acquire VLCC   Isle of Man     100%
Ariake Transport Corporation                              Ariake       Liberia     100%
Bonfield Shipping Ltd.                              Front Driver       Liberia     100%
Edinburgh Navigation SA                                Edinburgh       Liberia     100%
Fourways Marine Limited                             Front Spirit       Liberia     100%
Front Ardenne Inc.                                 Front Ardenne       Liberia     100%
Front Brabant Inc.                                 Front Brabant       Liberia     100%
Front Falcon Inc                                    Front Falcon       Liberia     100%
Front Glory Shipping Inc.                            Front Glory       Liberia     100%
Front Pride Shipping Inc.                            Front Pride       Liberia     100%
Front Saga Inc                                        Front Page       Liberia     100%
Front Serenade Inc.                               Front Serenade       Liberia     100%
Front Splendour Shipping Inc.                    Front Splendour       Liberia     100%
Front Stratus Inc.                                 Front Stratus       Liberia     100%
Golden Bayshore Shipping Corporation                Navix Astral       Liberia     100%
Golden Estuary Corporation                        Front Comanche       Liberia     100%
Golden Fjord Corporation               Ocana (ex Front Commerce)       Liberia     100%
Golden Seaway Corporation                           New Vanguard       Liberia     100%
Golden Sound Corporation                               New Vista       Liberia     100%
Golden Tide Corporation                Omalia (ex New Circassia)       Liberia     100%
Hitachi Hull # 4983 Corporation                Otina (ex Hakata)       Liberia     100%
Katong Investments Ltd.                            Front Breaker       Liberia     100%
Langkawi Shipping Ltd.                               Front Birch       Liberia     100%
Patrio Shipping Ltd.                                Front Hunter       Liberia     100%
Rakis Maritime SA                                  Front Fighter       Liberia     100%
Sea Ace Corporation                                    Front Ace       Liberia     100%
Sibu Shipping Ltd.                                   Front Maple       Liberia     100%
South West Tankers Inc                               Front Sunda       Liberia     100%
West Tankers Inc.                                    Front Comor       Liberia     100%

Puerto Reinosa Shipping Co SA                        Front Lillo        Panama     100%
Aspinall Pte Ltd.                                   Front Viewer     Singapore     100%
Blizana Pte Ltd.                                     Front Rider     Singapore     100%
Bolzano Pte Ltd.                                        Mindanao     Singapore     100%
Cirebon Shipping Pte Ltd.                          Front Vanadis     Singapore     100%
Fox Maritime Pte Ltd.                               Front Sabang     Singapore     100%
Front Dua Pte Ltd.                                 Front Duchess     Singapore     100%
Front Empat Pte Ltd.                              Front Highness     Singapore     100%
Front Enam Pte Ltd.                                   Front Lord     Singapore     100%
Front Lapan Pte Ltd.                              Front Climber      Singapore     100%
Front Lima Pte Ltd.                                  Front Lady      Singapore     100%
Front Tiga Pte Ltd.                                   Front Duke     Singapore     100%
Front Tujuh Pte Ltd.                               Front Emperor     Singapore     100%
Front Sembilan Pte Ltd.                             Front Leader     Singapore     100%
Rettie Pte Ltd.                                    Front Striver     Singapore     100%
Transcorp Pte Ltd.                                  Front Guider     Singapore     100%

     The following diagram depicts our ownership structure as of December 15, 2004:

                                 Frontline Ltd.
                                  (NYSE: FRO)

       -------------------------------------------------------------
       |                             |                             |
      100%                          100%                          50.8%
       |                             |                             |
----------------------    --------------------------     ---------------------
 Frontline Management     Frontline Shipping Limited          Ship Finance
    (Bermuda) Ltd.               (Charterer)             International Limited
(Frontline Management)
----------------------    --------------------------     ---------------------
       ^                             |                             |
       |                             |    Fixed rate              100%
       |                             | charter payments
       |                             |                             |
       |                             |                   ---------------------
       |                             |--------------->        Vessel Owning
       |----------------------------------------------        Subsidiaries
Fixed payments for vessel management and administration  ---------------------

                                  RISK FACTORS

We are engaged primarily in transporting crude oil and oil products. The following summarises the risks that may materially affect our business, financial condition or results of operations. Please note, in this section, "we", "us" and "our" all refer to Frontline Ltd. and its subsidiaries.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings

     Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. If the tanker market is depressed in the future our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

     The factors affecting the supply and demand for oil tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

     o    demand for oil and oil products;

     o    global and regional economic conditions;

     o    the distance oil and oil products are to be moved by sea; and

     o    changes in seaborne and other transportation patterns.

     The  factors that influence the supply of tanker capacity include:

     o    the number of newbuilding deliveries;

     o    the scrapping rate of older vessels;

     o    the number of vessels that are out of service; and

     o national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

We are highly dependent on spot oil voyage charters. Any decrease in spot charter rates in the future may adversely affect our earnings

     The majority of our vessels currently operate on a spot charter basis or under contracts of affreightment under which we carry an agreed upon quantity of cargo over a specified route and time period. Although spot chartering is common in the tanker industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimising, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably. In addition, bunkering, or fuel, charges that account for a substantial portion of the operating costs, and generally reflect prevailing oil prices, are subject to sharp fluctuations.

Our revenues experience seasonal variations that may affect our income

     We operate our tankers in markets that have historically exhibited seasonal variations in demand for oil and oil products and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the northern hemisphere due to increased oil consumption. The oil price volatility resulting from these factors has historically led to increased oil trading activities and demand for vessels. The change in demand for vessels may affect the charter rates that we receive.

We charter 46 vessels from our subsidiary Ship Finance International Limited at fixed rates on long-term charters. We are obliged to make fixed rate hire payments to Ship Finance even though our income may decrease to levels that make these charters unprofitable

     The long term time charters to us extend for various periods depending on the age of the vessels, ranging from approximately seven to 22 years. With certain exceptions, the daily base charter rates, which are payable by us are as follows:

Year                                                           VLCC   Suezmax
----                                                           ----   -------

2003 to 2006..........................................      $25,575   $21,100
2007 to 2010..........................................      $25,175   $20,700
2011 and beyond.......................................      $24,175   $19,700

If our earnings from use of these vessels fall below these rates we will incur losses.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings

     The fair market value of vessels may increase and decrease depending on the following factors:

     o general economic and market conditions affecting the shipping industry;

     o    competition from other shipping companies;

     o    types and sizes of vessels;

     o    other modes of transportation;

     o    cost of newbuildings;

     o    governmental or other regulations;

     o    prevailing level of charter rates; and

     o    technological advances.

     If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholder's equity. It is possible that the market value of our vessels will decline in the future.

An acceleration of the current prohibition to trade deadlines for our non-double hull tankers could adversely affect our operations

     Our tanker fleet includes 19 non-double hull tankers. The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, which range from 2010 to 2015. The sinking of the single hull m.t. Prestige offshore Spain in November 2002 has led to proposals by the European Union and the IMO to accelerate the prohibition to trade of all non-double hull tankers, with certain limited exceptions. In December 2003, the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will take effect in April 2005 unless objected to by a sufficient number of states. We do not know whether any of our vessels will be subject to this accelerated phase-out, but this change could result in a number of our vessels being unable to trade in many markets after 2010. As a result, the estimated useful lives of 14 of our wholly -owned vessels and two vessels owned by associated companies were reduced in the fourth quarter of 2003. We did not reduce the estimated useful lives of three non-double hull tankers we own that are fitted with double sides, as we believe their useful lives are not affected by these proposals. A change in accounting estimate was recognized to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.3 million and basic and diluted earnings per share by $0.02, for 2003. The IMO or other regulations may adopt additional regulations in the future that could adversely affect the useful lives of our non-double hull tankers as well as its ability to generate income from them.

Compliance with safety, environmental and other governmental and other requirements may adversely affect our business

     The shipping industry is affected by numerous regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. We believe our vessels are maintained in good condition in compliance with present regulatory and class requirements relevant to areas in which they operate, and are operated in compliance with applicable safety/environmental laws and regulations. However, regulation of vessels, particularly in the areas of safety and environmental impact may change in the future and require significant capital expenditures be incurred on our vessels to keep them in compliance.

We may be unable to successfully compete with other tanker operators for charters

     The operation of tankers and transportation of crude and petroleum products and the other businesses in which we operate are extremely competitive. Through our operating subsidiaries we compete with other oil tanker and dry bulk carrier owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. The tanker market is highly fragmented. As of November 30, 2004, we are the largest single tanker owner, controlling approximately 5% of the world's tanker fleet measured capacity. Although we currently own and operate approximately 8.1% of the world VLCC and 10.5% of the world Suezmax tanker fleet, this market share does not enable us to enforce any degree of pricing discipline in the markets in which we compete. It is possible that our competitive position will erode in the future.

Our debt service obligations could affect our ability to incur additional indebtedness or engage in certain transactions

     Our existing financing agreements impose operational and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose on the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements, not rectified within the permitted time. For instance, declining vessel values could lead to a breach of covenants under our financing agreements. If we are unable to pledge additional collateral or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our vessels.

An increase in interest rates could materially and adversely affect our financial performance

     At September 30, 2004, we had total debt, including short-term maturities, outstanding of $2,205.3 million, of which $1,104.1 million is floating rate debt. We use interest rate swaps to manage interest rate risk. As at September 30, 2004, interest rate swap arrangements effectively fix our interest rate exposure on $633.9 million of floating rate debt. Our maximum exposure to interest rate fluctuations is $470.2 million at September 30, 2004. A one per cent change in interest rates would increase or decrease interest expense by $4.7 million per year as of September 30, 2004.

Fluctuations in the Yen could affect our earnings

     Certain of our vessels have charters and financing arrangements that require payments of principal and interest or charter hire in Yen. As we have not hedged our Yen exposure against the Dollar, a change in the exchange rate for Yen could have an adverse impact on our financial condition and results of operations. At September 30, we have Yen debt outstanding with a principal amount of JPY 1.4 billion, a one Yen increase in the exchange rate would increase or decrease debt outstanding by $0.2 million. The Company also has Yen charter income receivable in the amount of JPY 2.3 billion in relation to bareboat charter agreements. A one Yen increase in the exchange rate would increase or decrease income from operations by $0.2 million. At September 30, 2004 the Company has Yen denominated foreign currency contracts with a notional principal of JPY14.9 billion. A one Yen increase or decrease in the exchange rate would increase or decrease net income by $1.2 million.

We may be unable to attract and retain key management personnel in the tanker industry, which may negatively impact the effectiveness of our management and our results of operation

     Our success depends to a significant extent upon the abilities and efforts of our senior executives, and particularly John Fredriksen, our Chairman and Chief Executive Officer, and Tor Olav Tr0im, our Vice-President, for the management of our activities and strategic guidance. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives, and particularly Mr. Fredriksen or Mr. Tr0im, for any extended period of time could have an adverse effect on our business and results of operations.

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues

     The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

     o    marine disaster;

     o    piracy;

     o    environmental accidents;

     o    cargo and property losses or damage; and

     o business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labour strikes, or adverse weather conditions.

     Although our results of operations have not been materially affected by the occurrence of any of these events in the past, the occurrence of any of these circumstances or events in the future could increase our costs or lower our revenues. In addition, the involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

We may not have adequate insurance to compensate us if our vessels are damaged or lost

     We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. Additionally, our insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

An increase in costs could materially and adversely affect our financial performance

     Our vessel operating expenses depend on a variety of factors including crew costs, provisions, deck and engine stores, lubricating oil, bunker fuels on which our vessels' propulsion engines operate, insurance, maintenance and repairs, many of which are beyond our control and affect the entire shipping industry. Some of these costs, primarily insurance and enhanced security measures implemented after September 11, 2001, are increasing. The terrorist attack of the VLCC Limburg in Yemen during October 2002 has resulted in even more emphasis on security and pressure on insurance rates. If costs continue to rise, that could materially and adversely affect our results of operations.

Maritime claimants could arrest our tankers, which could interrupt our cash flow

     Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay a significant amount of money to have the arrest lifted.

     In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings

     A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

     We are an international company and primarily conduct our operations outside of the United States. Changing economic, regulatory, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. Hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. The terrorist attacks against targets in the United States on September 11, 2001 and the military response by the United States has increased the likelihood of acts of terrorism worldwide. Acts of terrorism, regional hostilities or other political instability, as shown by the attack on the VLCC Limburg in Yemen in October 2002, attacks on oil pipelines during and subsequent to the Iraq war in 2003 and attacks on expatriate workers in the Middle East could adversely affect the oil trade and reduce our revenue or increase our expenses.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition

     As a result of the September 11, 2001 terrorist attacks and subsequent events, there has been considerable uncertainty in the world financial markets. The full effect of these events, as well as concerns about future terrorist attacks, on the financial markets is not yet known, but could include, among other things, increased volatility in the price of securities. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Future terrorist attacks may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have

     We are a Bermuda corporation. Our memorandum of association and bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company; not to the company's shareholder. Our shareholders may not have a direct course of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our Bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

Because our offices and most of our assets are outside of the United States, you may not be able to bring suit against us, or enforce a judgement obtained against us, in the United States

     In addition, our executive officers, administrative activities and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We may not be exempt from U.S. taxation on our U.S. source shipping income, which would reduce our net income and cash flow by the amount of the applicable tax

     Under the United States Internal Revenue Code of 1986, or the Code, a portion of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, may be subject to a 4% United States federal income tax on 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by some non-United States corporations. We believe that we and each of our subsidiaries qualify for this statutory tax exemption for the year ended December 31, 2003.

     However, due to the absence of final Treasury regulations applicable to calendar year 2003 and earlier, or other definitive authority concerning some aspects of this tax exemption under the relevant provisions of the Code and to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

     If we or our subsidiaries are not entitled to this statutory tax exemption for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% United States federal income tax on the portion of the income we or our subsidiaries derive during the year from United States sources. The imposition of this taxation could have an adverse effect on our net income and cash flow.

                           FORWARD LOOKING STATEMENTS

     This prospectus includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

     All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include but are not limited to, such matters as:

     o    future operating or financial results;

     o statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

     o statements about tanker market trends, including charter rates and factors affecting supply and demand;

     o    our ability to obtain additional financing;

     o    expectations regarding the availability of tanker acquisitions; and

     o    anticipated developments with respect to pending litigation.

     When used in this document, the works "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                              SELLING SHAREHOLDERS

     The following table describes our shareholders that have requested to be included in this prospectus.

                                                      Shares owned prior     Shares owned
Selling Shareholder         Shares offered for Sale   to offering            after offering
-------------------------   -----------------------   ------------------     --------------
Hemen Holding Limited (1)   26,079,053 Ordinary       26,079,053 Ordinary    0
c/o Seatankers Management   Shares, par value         Shares, par value
Co. Ltd.                    $2.50; representing       $2.50; representing
PO Box 53562                34.99% of all issued      34.99% of all issued
CY-3399 Limassol            and outstanding           and outstanding
Cyprus                      ordinary shares           ordinary shares

(1) Hemen Holding Limited is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, our Chairman and Chief Executive Officer.

                        CASH BALANCES AND CAPITALIZATION

                                                        As of September 30, 2004
                                                        ------------------------
                                                        ------------------------
                                                                  (in thousands)
Cash Balances:
     Cash and cash equivalents .................................        159,599
     Restricted cash(1) ........................................        566,865
                                                                     ----------
     Total Cash Balances .......................................        726,464
                                                                     ==========

Debt:
     Short term debt and current portion of long-term
           debt ................................................        147,559
     Current portion of obligations under capital lease ........         21,139
     Long term debt, net of current portion ....................      2,057,741
     Obligations under capital leases, net of current
           portion .............................................        737,615
                                                                     ----------
     Total debt and obligations under capital leases ...........      2,964,054
                                                                     ==========

Stockholder's equity
     Share capital .............................................        186,314
     Additional paid-in capital ................................        541,418
     Accumulated other comprehensive income (loss)
                                                                         (4,347)
     Retained earnings .........................................         77,364
                                                                     ----------
     Total shareholder's equity ................................        800,749
                                                                     ----------
     Total Capitalization ......................................      3,764,803
                                                                     ==========

     (1) Restricted cash represents cash balances which may only be used for specific purposes. Our subsidiary, Frontline Shipping Ltd., is required to maintain a minimum restricted cash balance of $250.0 million in order to secure hire payments due to Ship Finance. Our subsidiary, ITC, has restricted cash balances amounting to $307.0 million at March 31, 2004 which may only be used to make hire and loan payments for six VLCCs.

     On October 6, 2004 we issued 300,000 ordinary shares in a private placement of to a group of institutional investors at a purchase price of NOK 352 per share (equivalent to $52.33 per share), increasing our total capitalization by $15.75 million

     On November 15, 2004 we announced a dividend of $2.50 per share which was paid on December 17, 2004. This will reduce our total capitalization by $186.3 million.

     On November 15, 2004, we announced a stock dividend in which our shareholders of record as of December 1, 2004, received on December 15, 2005, two shares in Ship Finance for every 15 shares they hold in Frontline.

     On December 1, 2004, we approved the spin-off of all of our shares of Golden Ocean. The Golden Ocean shares were distributed on December 13, 2004 to all of our non-U.S. shareholders, while our U.S. shareholders able to establish that they are qualified institutional buyers, or QIBs, under Rule 144A of the Securities Act of 1933, as amended, received shares not later than January 2, 2004. Each of our non-U.S. shareholders and each U.S. shareholder that is a QIB was entitled to receive three shares of Golden Ocean for each of our ordinary share that they held on December 1, 2004. Beginning on December 15, 2004, the Golden Ocean shares were traded on the Oslo Stock Exchange. They will not be traded on any other securities exchange. Our U.S. shareholders that are not QIBs received a cash payment equal to $0.60, which represents the average price per share of the Golden Ocean shares during their first five days of trading on the Oslo Stock Exchange.

                    UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The unaudited pro forma statement of operations information for the year ended December 31, 2003 and the nine months ended September 30, 2004 has been prepared to give effect to the following events as if they occurred on January 1, 2004 and 2003:

     o The distribution of 25% of the common shares of Ship Finance by way of a 1 for 4 share dividend to our shareholders on June 16, 2004;

     o The private placement of 1,600,000 common shares of Ship Finance for cash proceeds of $25.2 million on July 13, 2004;

     o The distribution of a further 9.9% of the common shares of Ship Finance by way of a 1 for 10 share dividend to our shareholders on September 24, 2004;

     o The distribution of a further 13.2% of the common shares of Ship Finance by way of a 2 for 15 share dividend to our shareholders on December 15, 2004.

     Following these transactions, the Company owns 50.8% of the outstanding common shares of Ship Finance.

     The unaudited pro forma financial information is provided for illustrative purposes only and does not represent what our statements of operations would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations for any future periods. Investors are cautioned not to place undue reliance on this unaudited pro forma financial information.

     The footnotes to the pro forma financial information contain a more detailed discussion of how adjustments to reflect the events described above are presented. The unaudited pro forma statements of operations information should be read in conjunction with:

     o our audited financial statements and the related notes thereto and other financial information included in our amended annual report on Form 20-F for the year ended December 31, 2003 incorporated by reference into this prospectus;

     o our interim financial information as of and for the nine months ended September 30, 2004 included in our interim report on Form 6-K incorporated by reference into this prospectus;

     The historical statement of operations information for the nine months ended September 30, 2004 has been derived from our unaudited interim financial statements for the nine months ended September 30, 2004 included in our interim report on Form 6-K. The historical statement of operations information for the year ended December 31, 2003 has been derived from the audited financial statements included in our amended annual report on Form 20-F for the year ended December 31, 2003.

             Unaudited Pro Forma Statement of Operations Information
                  for the Nine Months Ended September 30, 2004

                                            Pro forma                Pro
                                 Actual     Adjustments   Notes      forma
                                 (dollars in thousands except per share amounts)

Net income before income taxes
and minority interest            551,972                             551,972
Minority interest                 17,659     32,746              A    65,100
                                              2,096              B
                                             12,968              C
                                             17,290              D
                                           (17,659)              E
Taxes                                113                                 113
                                --------                             -------
     Net income                  534,200                             486,759
                                --------                             -------
Earnings per Share:

Basic and diluted earnings
per share                          $7.24     33,333              F     $6.58
                                --------                             -------

      Notes to Adjustments to Unaudited Pro Forma Statements of Operations
                  for the Nine Months Ended September 30, 2004

A. This adjustment gives effect to the distribution of 25% of the common shares of Ship Finance by way of a 1 for 4 share dividend to our shareholders on June 16, 2004 and is calculated as 25% of the pro forma net income for Ship Finance for the nine months ended September 30, 2004 (see Ship Finance Unaudited Pro Forma Financial Information).

B. This adjustment gives effect to the private placement of 1,600,000 common shares of Ship Finance for cash proceeds of $25.2 million on July 13, 2004 which increased the minority interest in Ship Finance by approximately 1.6%. The adjustment is calculated as 1.6% of the pro forma net income for Ship Finance for the nine months ended September 30, 2004 (see Ship Finance Unaudited Pro Forma Financial Information).

C. This adjustment gives effect to the distribution of a further 9.9% of the common shares of Ship Finance by way of a 1 for 10 share dividend to our shareholders on September 24, 2004 and is calculated as 9.9% of the pro forma net income for Ship Finance for the nine months ended September 30, 2004 (see Ship Finance Unaudited Pro Forma Financial Information).

D. This adjustment gives effect to the distribution of a further 13.2% of the common shares of Ship Finance by way of a 2 for 15 share dividend to our shareholders on December 15, 2004 and is calculated as 13.2% of the pro forma net income for Ship Finance for the nine months ended September 30, 2004 (see Ship Finance Unaudited Pro Forma Financial Information).

E. This adjustment eliminates the minority interest as reported in our interim financial statements for the nine months ended September 30, 2004.

F. Pro forma earnings per share for the nine months ended September 30, 2004 presented is calculated as follows:

                                                                    Nine months
                                                                 ended September
                                                                     30, 2004
                                                                 ---------------

Pro forma net income ............................................        486,759
Historical and pro forma weighted average number
of shares outstanding (basic and diluted) .......................         73,986
Pro forma earnings per share (basic and diluted) ................           6.58
                                                                         -------

             Unaudited Pro Forma Statement of Operations Information
                      for the Year Ended December 31, 2003

                                                  Pro forma            Pro
                                     Actual       Adjustments   Notes  forma
                                 (dollars in thousands except per share amounts)

Net income before income taxes
and minority interest ...........    $443,130                          $443,130
Minority interest ...............          --     (37,611)      G       (74,769)
                                                   (2,452)      H
                                                  (14,849)      I
                                                  (19,857)      J
Taxes ...........................          (3)         --                    (3)
                                     --------                          --------
Net income before cumulative
change in accounting principle ..    $443,127                           368,358
                                     --------                          --------

Earnings per Share:

Basic earnings per share before
cumulative effect of change
in accounting principle .........       $5.92                   K         $4.92
                                     --------                          --------
Diluted earnings per share before
cumulative effect of change
in accounting principle .........       $5.90                   K         $4.91
                                     --------                          --------

      Notes to Adjustments to Unaudited Pro Forma Statements of Operations
                      for the Year Ended December 31, 2003

G. This adjustment gives effect to the distribution of 25% of the common shares of Ship Finance by way of a 1 for 10 share dividend to our shareholders on June 16, 2004 and is calculated as 25% of the pro forma net income for Ship Finance for the year ended December 31, 2003 (see Ship Finance Unaudited Pro Forma Financial Information).

H. This adjustment gives effect to the private placement of 1,600,000 common shares of Ship Finance for cash proceeds of $25.2 million on July 13, 2004 which increased the minority interest in Ship Finance by approximately 1.6%. The adjustment is calculated as 1.6% of the pro forma net income for Ship Finance for the year ended December 31, 2003 (see Ship Finance Unaudited Pro Forma Financial Information).

I. This adjustment gives effect to the distribution of a further 9.9% of the common shares of Ship Finance by way of a 1 for 10 share dividend to our shareholders effective September 24, 2004 and is calculated as 9.9% of the pro forma net income for Ship Finance for the year ended December 31, 2003 (see Ship Finance Unaudited Pro Forma Financial Information).

J This adjustment gives effect to the distribution of a further 13.2% of the common shares of Ship Finance by way of a 2 for 14 share dividend to our shareholders effective December 15, 2004 and is calculated as 13.2% of the pro forma net income for Ship Finance for the year ended December 31, 2003 (see Ship Finance Unaudited Pro Forma Financial Information).

K. Pro forma earnings per share for the year ended December 31, 2003 is calculated as follows:

                                                                     Year ended
                                                                    December 31,
                                                                        2003
                                                                    ------------

Pro forma net income before cumulative change
in accounting principle .........................................       $368,358
                                                                        --------

Historical and pro forma weighted average number
of shares outstanding - basic ...................................         74,902
Historical and pro forma weighted average number
of shares outstanding - diluted .................................         75,060

Pro forma earnings per share before cumulative
effect of change in accounting principle - basic ................          $4.92
                                                                        --------

Pro forma earnings per share before cumulative
effect of change in accounting principle - diluted ..............          $4.91
                                                                        --------

             Ship Finance Unaudited Pro forma Financial Information

     This unaudited pro forma financial information of Ship Finance gives effect to the following events as if they had occurred on and from January 1, 2003:

     o Ship Finance's purchase from us of subsidiaries that own a fleet of 46 crude oil tankers and an option to acquire the vessel Oscilla, which assumes the exercise of the option to acquire the vessel Oscilla.

     o The charter by us of the fleet from Ship Finance under long term fixed rate charters.

     o    Our entry into the charter ancillary agreement with Ship Finance.

     o Our entry into vessel management agreements and an administrative services agreement with Ship Finance.

     o The refinancing of Ship Finance's subsidiaries' existing senior secured indebtedness.

     o    Ship Finance's issuance of $580 million of 8.5% Senior Notes due 2013.

     This unaudited pro forma financial information is provided for illustrative purposes only and does not represent what Ship Finance's statements of operations would actually have been if the transactions had in fact occurred on those dates and is not representative of its results of operations for any future periods.

     The historical statement of operations for the nine months ended September 30, 2004 is derived from Ship Finance's unaudited interim statement of operations for the nine months ended September 30, 2004. The historical statement of operations for year ended December 31, 2003 is derived from Ship Finance's audited stand alone statement of operations for the year ended December 31, 2003.

     Eight of the 46 vessels purchased by Ship Finance from the Company were under bareboat or time charter to third parties as of September 30, 2004. Current charter arrangements for the eight vessels on charters with third parties expiring after September 30, 2004 expire as follows, subject to options to extend certain of these charters:

                                                                       Number of
Period of charter expiration                                             vessels
----------------------------

October 1, 2004 to December 31, 2004....................................       2
January 1, 2005 to December 31, 2005....................................       0
January 1, 2006 to December 31, 2006....................................       5
January 1, 2007 to December 31, 2007....................................       1
                                                                        --------
   Total................................................................       8

     Ship Finance also acquired an option from us to purchase one additional VLCC tanker, the Oscilla, which it expects to exercise before March 30, 2005. In connection with this option, Ship Finance also has an obligation to take delivery of the vessel upon the expiration of the current charter. Exercise of the option is likely as the exercise price is lower than the market value of the vessel. This vessel is currently under a variable rate bareboat charter between the owner and Shell Trading International Ltd. until March 30, 2005.

     The cash flow obligations from the charter agreements between Ship Finance and the Company became effective as of January 1, 2004; however, no change in the status of the current charter arrangements with third parties for those that expire after September 30, 2004 has been reflected in the pro forma statements of operations. Ship Finance has accounted for 38 of the long-term charters as sales type leases in the unaudited pro forma statement of operations. The remaining eight vessels and Oscilla are currently accounted for as chartered under operating leases in the unaudited pro forma statement of operations. Classification of charters as sales type leases or as operating leases is determined with reference to, among other things, assumptions about useful lives, fair values at the inception of the lease on January 1, 2004 and scrap values of the vessels. The lease classification of the charters for the purposes of preparing this unaudited pro forma financial information is based on assumptions that reflect Ship Finance's best estimates and reasonably available information.

     The following table summarizes the key assumptions about fair values on January 1, 2004, useful lives and scrap values of Ship Finance's fleet, including the VLCC that Ship Finance has an option to purchase, which have been used in classifying the charters as operating leases or sales type leases. Fair values of vessels are generally estimated using the average of three independent broker valuations (which assume a sale between a willing buyer and a willing seller under no compulsion to sell).

                                                                                Average of   Average of
                                                                                estimated    estimated
                                   Number of     Dates of        Estimated         fair         scrap
Type of vessel                      Vessels    construction   scrapping dates     Values       values
--------------                      -------    ------------   ---------------     ------       ------
                                                                                 (dollars in millions)
Double hull Suezmax OBO..........          8   1991 to 1992     2016 to 2017       $34.8        $2.4
Double hull Suezmax..............          8   1993 to 1998     2018 to 2023       $44.6        $3.3
Non-double hull Suezmax                    8   1991 to 1993     2015 to 2017       $24.6        $3.0
Double hull VLCC.................         13   1998 to 2002     2023 to 2027       $79.3        $6.0
Non-double hull VLCC.............         10   1990 to 1996     2015 to 2017       $34.7        $4.2

     For charters that have been accounted for as sales type leases, Ship Finance's net investment in the lease is recorded at the inception of the lease which has been assumed to be January 1, 2004 for purposes of the pro forma income statement. For sales type leases, Ship Finance has removed the depreciated cost of the associated vessel from its balance sheet and recorded a net investment in sales type leases. The net investment in a sales type lease is calculated as the sum of the net present values of the minimum lease payments, calculated at the inception of the lease. Minimum lease payments include estimated residual values for the vessels. Residual values at the end of the lease term have been estimated by assuming that the vessel's value declines linearly over time from its fair value on January 1, 2004 to its estimated scrap value.

     Lease cash flows from sales type leases, net of executory costs, are allocated between the finance leases and finance lease service revenues based on their relative fair values. The resulting cash flows allocated to the finance leases have been recognized as reductions in the balance of the net investment in a manner that results in a constant periodic return based on the reducing balance of the net investment. In determining the service revenue element, we have allocated $6,500 per day per vessel as finance lease service revenues which is equal to the amount that Ship Finance will pay to Frontline Management under the terms of the management agreements for the vessels and approximates the fair value of the service to be provided. Finance lease service revenues are recognized on a straight-line basis over the period of management agreement.

     Under the provisions of the lease agreements, Frontline Shipping Ltd. has exercised its option to lease 4 of the 38 vessels from Ship Finance under bareboat charters and pay us a charter rate that is reduced by $6,500 per day in comparison with the equivalent time charter rates. Under a bareboat charter, Ship Finance does not provide management services to Frontline Shipping Ltd. as provided under an equivalent time charter and accordingly does not receive revenues from management services under a bareboat charter. The pro forma statement of operations assumes the exercise of this option as of January 1, 2003.

     In addition to the charters to Frontline Shipping Ltd., which are given effect in this unaudited pro forma financial information, Ship Finance has entered into a profit sharing agreement with the Frontline Shipping Ltd. Under the terms of this agreement, beginning with the final 11-month period in 2004 and for each calendar year thereafter, Frontline Shipping Ltd. has agreed to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated and paid annually in arrears on a TCE basis, realized by the Frontline Shipping Ltd. from their use of our fleet in excess of a weighted average rate of $25,575 per day for each VLCC and $21,100 per day for each Suexmax tanker. Ship Finance interim financial statements for the nine months ended September 30, 2004 include profit sharing revenues of $42.4 million. We have assumed that there would be no profit sharing payments made to Ship Finance in the 2003 pro-forma statement of operations and no adjustment has been made to this pro-forma financial information to reflect any effect of this arrangement.

     As the economic effect of the new charters to Frontline Shipping Ltd. took effect January 1, 2004, Ship Finance pays to or receives from Frontline Shipping Ltd. the difference between the new charter rates and the underlying charter rates until vessels complete their current charter arrangements. These payments are recorded as deemed dividends in Ship Finance's statements of changes in stockholders' equity and are therefore not reflected in this unaudited pro-forma financial information.

     As the remaining eight vessels and Oscilla complete their current charter arrangements, actual operating revenues will change as the current charters are on different rates than those that will be in effect after entering into the new lease arrangements with the Frontline Shipping Ltd. As such, the pro forma financial information does not reflect such future effect of the completion of the current charters.

     Ship Finance pays a management fee to Frontline Management of $6,500 per day under the vessel management agreements. The management fee does not apply to vessels which are chartered out on bareboat charters. As at September 30, 2004 a total of five vessels in Ship Finance's fleet and Oscilla were chartered out on bareboat charters, and therefore 41 vessels and Oscilla were operating under the vessel management agreements with Frontline Management. The type of lease for these vessels has changed during the period. For purposes of the pro forma statement of operations, we have assumed that these five vessels were under bareboat charters and subject to vessel management agreements for the nine months ended September 30, 2004 or the year ended December 31, 2003.

                         Unaudited Pro Forma Statement of Operations
                                  for the Nine Months Ended
                                      September 30, 2004
                                                           Pro forma
                                                Actual     Adjustments     Notes   Pro forma
                                                ------     -----------     -----   ---------

Operating revenues
   Time, bareboat and voyage charter
   revenues ...............................     145,292    (71,712)            A     73,580
   Finance lease interest income ..........     101,078      18,347            A    119,425
   Finance lease service revenues .........      51,777       8,777            A     60,554
   Profit sharing revenues ................      42,440                              42,440
                                              ---------                            --------
Total operating revenues ..................     340,587                             295,999
                                              ---------                            --------
Operating expenses
   Voyage expenses and commission .........       9,765     (7,899)            B      1,866
   Ship operating expenses ................      71,998       1,122            C     73,120
   Depreciation and amortiztion ...........      29,478       1,587            D     18,386
                                                           (12,679)            E
   Administrative expenses ................       2,829                               2,829
                                              ---------                            --------
Total operating expenses ..................     114,070                              96,201
                                              ---------                            --------
Net operating income ......................     226,517                             199,798
Other income (expenses)
   Interest income ........................       2,193                               2,193
   Interest expense .......................     (73,139)      (795)            F    (74,561)
                                                            (1,827)            G
                                                              1,200            H
   Foreign currency exchange gain .........          43                                  43
   Other financial items, net .............       3,513                               3,513
                                              ---------                            --------
   Net other income (expenses) ............     (67,390)                            (68,812)
                                              ---------                            --------

Net income ................................     159,127                             130,986
                                              =========                            ========

      Notes to Adjustments to Unaudited Pro Forma Statements of Operations
                  For the Nine Months Ended September 30, 2004

A. Thirty eight of the vessels have completed their voyage or time charter prior to September 30, 2004 and are assumed to be free and available as of January 1, 2004 for the purposes of this unaudited pro forma financial information. These vessels are assumed to be under finance leases for purposes of the pro forma income statement. This adjustment is to eliminate the charter revenues earned by these vessels for the period from January 1, 2004 until completion of the charter. We have derived these revenues from actual historical revenues recorded in Ship Finance's interim financial statements for the nine months ended September 30, 2004.

     This adjustment includes the estimated finance lease interest income and service revenue for these thirty eight vessels for the period from January 1, 2004 until completion of the charters as if the charters with Frontline were effective as of January 1, 2004. Under the provisions of the lease agreements, Frontline Shipping Ltd. has exercised its option to lease four of the 38 vessels from Ship Finance under bareboat charters and pay us a charter rate that is reduced by $6,500 per day in comparison with the equivalent time charter rates. Under a bareboat charter, Ship Finance does not provide services to Frontline Shipping Ltd. as provided under an equivalent time charter and accordingly does not receive revenues from services under a bareboat charter. Revenues from services are reported as finance lease service revenues in Ship Finance's statement of operations.

     This adjustment is also to recognize estimated revenues from Oscilla for the nine months ended September 30, 2004. We have assumed that the estimated revenue is equal to the terms of the bareboat charter between Oscilla's owner and Shell Trading International Ltd. dated March 27, 2000.

     The pro forma adjustments for the nine months ended September 30, 2004 are calculated as follows:

                                                                     Nine months
                                                                        ended
                                                                      September
                                                                       30, 2004
                                                                     -----------

Adjustment to eliminate historical charter
revenues from vessels that have been
chartered to the Frontline Shipping Ltd. .......................
before September 30, 2004 under sales type leases ..............       $(84,794)
Adjustment to recognize estimated revenues
from Oscilla from January 1, 2004 ..............................         13,082
                                                                       --------
Total pro forma adjustment .....................................       $(71,712)
                                                                       ========
Adjustment to recognize finance lease interest
income from charters accounted for as sales
type leases ....................................................         18,347
                                                                       --------
Total pro forma adjustment .....................................        $18,347
                                                                       ========
Adjustment to recognize finance lease service
revenues from charters accounted for as sales
type leases ....................................................          8,777
Total pro forma adjustment .....................................         $8,777
                                                                       ========

B. This adjustment is to eliminate historical voyage expenses of $7.9 million for vessels that were under operating leases for a portion of the period but assumed to be under finance leases for purpose of the pro formas. We have derived the historical voyage expenses from actual historical expenses recorded in Ship Finance's interim financial statements for the nine months ended September 30, 2004.

C. This adjustment is to recognize net additional ship operating expenses of $1.1 million from vessel management agreements to reflect that 41 vessels chartered under time charters. This adjustment reflects the difference between management fee expenses included in the Ship Finance interim financial statements and the $6,500 management fee expense for the 41 ships under time charters for the nine months ended September 30, 2004. Management fee expenses are reported as ship operating expenses.

D. This adjustment is to recognize the estimated depreciation charge to reflect the acquisition of Oscilla as if it took place on January 1, 2004. We have estimated depreciation for Oscilla using our estimated cost of acquiring the vessel of $51.6 million, an estimated scrap value of $5.0 million and an estimated remaining useful life of 21 years as of January 1, 2004. Estimated depreciation for Oscilla is $1.6 million for the nine months ended September 30, 2004.

E. This adjustment is to eliminate historical depreciation of $12.7 million from vessels that have been chartered to Frontline Shipping Ltd. before September 30, 2004 under sales-type leases in Ship Finance's pro-forma statement of operations for the nine months ended September 30, 2004. We have derived this depreciation amount from actual historical depreciation recorded for these vessels recorded in Ship Finance's interim financial statements for the nine months ended September 30, 2004.

F. Ship Finance refinanced the senior secured indebtedness of its subsidiaries at the time that Ship Finance acquired them from the Company with the proceeds of a new senior secured credit facility. This new credit facility has an original principal balance of $1,058 million and is repayable over six years. This adjustment is to recognize the change in interest expense that we would have incurred if the refinancing had taken place as of January 1, 2004. We will make annual total repayments of $93.7 million based on the repayment profile of the new credit facility and have based our estimated average balance on these repayments. The pro forma adjustments for the nine months ended September 30, 2004 is calculated as follows:

                                                                    Nine months
                                                                      ended
                                                                   September 30,
                                                                       2004
                                                                   -------------

Estimated average balance .....................................       $1,034.5
Effective Interest rate .......................................           2.53%
Estimated interest on new credit facility .....................        $19,884
Adjustment to eliminate historical interest expense ...........       $(19,089)

Total pro forma adjustment ....................................           $795
                                                                      ========

     Interest on the new credit facility is payable at an interest rate based on LIBOR plus a margin of 1.25%. We estimated interest payable on the new credit facility using an average LIBOR rate of 1.28% for the nine months ended September 30, 2004. This rate is based on an average of three month LIBOR over the applicable period. An increase or decrease in assumed interest rates of 0.125% would increase or decrease estimated interest expense by $1.0 million in the nine months ended September 30, 2004.

     In accordance with the terms of Ship Finance's new credit facility, it has entered into new interest rate swap agreements to effectively fix the interest rate payable on $500 million of its new credit facility for five years. Ship Finance has not made any adjustments to this unaudited pro forma financial information to reflect the estimated effect of these new interest rate swap agreements. Ship Finance has effectively fixed the LIBOR element of the interest rate payable at 3.38% and its total interest rate including margin at 4.63% on $500 million of its new credit facility. The estimated effect of effectively fixing its interest rate at 4.63% on $500 million principal amount of debt would be to record additional interest expense of $1.4 million for the nine months ended September 30, 2004. Ship Finance's interim financial statements for the nine months ended September 30, 2004 include $6.7 million interest expense in respect of these swaps and $3.0 million interest expense in respect of other swaps. We have not estimated the effect of changes in market values of interest rate swap contracts in this unaudited pro forma financial information. Ship Finance interim financial statements for the nine months ended September 30, 2004 include gains of $4.0 million in respect of changes in market valuations of interest rate swaps.

G. This adjustment is to reflect the interest expense on Ship Finance's notes at an interest rate of 8.5% per year as if they had been issued on January 1, 2004.

     The pro forma adjustment for the nine months ended September 30, 2004 is calculated as follows:

                                                                     Nine months
                                                                       ended
                                                                      September
                                                                      30, 2004
                                                                     -----------

Estimated interest on the notes ................................         37,523
Adjustment to eliminate historical interest expense ............        (35,696)

Total pro forma adjustment .....................................         $1,827
                                                                       ========

H. This adjustment represents the estimated adjustment of amortization of deferred charges and financing fees resulting from our refinancing. The pro forma adjustment for the nine months ended September 30, 2004 is calculated as follows:

                                                                     Nine months
                                                                       ended
                                                                      September
                                                                      30, 2004
                                                                     -----------

Amortization of deferred charges and financing
fees associated with the refinancing of the existing bank debt .....      1,736
Amortization of deferred charges and financing
fees associated with the notes .....................................      1,382
Adjustment to eliminate historical amortization
of deferred charges and financing fees .............................     (4,318)
                                                                        -------
Total pro forma adjustment .........................................    $(1,200)
                                                                        =======

                   Unaudited Pro Forma Statement of Operations
                      for the Year Ended December 31, 2003
                                                  Pro forma
                                     Actual       Adjustments   Notes   Pro forma
                                     ------       -----------   -----   ---------
Operating revenues
   Time, bareboat and voyage charter
   revenues                                --     121,470           I    121,470
   Finance lease interest income           --     168,010           I    168,010
   Finance lease service revenues          --      80,665           I     80,665
                                     --------                           --------
Total operating revenues                   --                            370,145
                                     --------                           --------

Operating expenses
   Voyage expenses and commission          --      17,988           J     17,988
   Ship operating expenses                 --      97,273           K     97,273
   Depreciation and amortization                    2,116           L     24,026
                                           --      21,910           M
   Administrative expenses                 14         960           N        974

Total operating expenses                   14                            140,261
                                     --------                           --------
Net operating income                      (14)                           229,884
                                     --------                           --------
Other income (expenses)
   Interest income                        199                                199
  Interest expense                     (2,123)    (25,723)          O    (79,650)
                                                  (47,931)          P
                                                   (3,873)          Q

                                     --------                           --------
   Net other income (expenses)         (1,924)                           (79,451)
                                     --------                           --------

Net income (loss)                      (1,938)                           150,433
                                     ========                           ========

      Notes to Adjustments to Unaudited Pro Forma Statements of Operations
                      For the Year Ended December 31, 2003

I. Thirty eight of the vessels have completed their voyage or time charter prior to September 30, 2004 and are assumed to be free and available as January 1, 2003 for the purposes of this unaudited pro forma financial information. These vessels are assumed to be under finance leases for purposes of the pro forma income statement. This adjustment is to estimate the finance lease interest income and service revenue for these thirty eight vessels for the year ended December 31, 2003 assuming the contracts with Frontline were effective as of January 1, 2003. Under the provisions of the lease agreements, Frontline Shipping Ltd. has exercised its option to lease four of the 38 vessels from Ship Finance under bareboat charters and pay us a charter rate that is reduced by $6,500 per day in comparison with the equivalent time charter rates. Under a bareboat charter, Ship Finance does not provide services to Frontline Shipping Ltd. as provided under an equivalent time charter and accordingly does not receive revenues from services under a bareboat charter. Revenues from services are reported as finance lease service revenues in Ship Finance's statement of operations.

     For the purposes of this unaudited pro forma financial information the remaining eight vessels and Oscilla are classified as chartered under operating leases in accordance with U.S. GAAP. These eight vessels and Oscilla are currently on charters that end after September 30, 2004 and are therefore assumed by Ship Finance to be not free and available as of January 1, 2003. This adjustment is to recognize the operating lease revenue for these 8 vessels and Oscilla for the year ended December 31, 2003. Lease cash flows from operating leases are recorded wholly as charter revenues based on the type of charter. For these vessels, including Oscilla, pro forma charter revenues reflect the rates due under existing charter arrangements. For all vessels excluding Oscilla we have derived these revenues from actual historical revenues recorded in the Frontline financial statements for the year ended December 31, 2003 which are included elsewhere in this prospectus.

     We have estimated revenues from Oscilla by reference to the terms of a bareboat charter between Oscilla's owner and Shell Trading International Ltd. dated March 27, 2000. These charters will be accounted for by Ship Finance as operating leases until the expiration of the existing charters.

     The pro forma adjustments for the year ended December 31, 2003 are calculated as follows:

                                                                     Year ended
                                                                    December 31,
                                                                        2003
                                                                    ------------

Adjustment to recognize historical revenues from
8 vessels currently chartered under operating leases .............      $108,739
Adjustment to recognize estimated revenues from
Oscilla from January 1, 2003 .....................................        12,731
                                                                        --------
Total pro forma adjustment .......................................      $121,470
                                                                        ========
Adjustment to recognize finance lease interest income
from charters accounted for as sales type leases .................       168,010
                                                                        --------
Total pro forma adjustment .......................................      $168,010
                                                                        ========
Adjustment to recognize finance lease service revenues
from charters accounted for as sales type leases .................        80,665
                                                                        --------
Total pro forma adjustment .......................................       $80,665
                                                                        ========

J. This adjustment is to recognize voyage expenses of $18.0 million for the eight vessels classified as chartered under operating leases at September 30, 2004. We have derived the voyage expenses from actual historical expenses recorded in Frontline's financial statements for the year ended December 31, 2003.

K. This adjustment is to recognize management fee expenses of $97.3 million for the 41 vessels that are under management agreements with Frontline in the pro-forma statement of operations for the year ended December 31, 2003. The adjustment to ship operating expenses is to recognize $6,500 per day per vessel under the vessel management.

L. This adjustment is to recognize the estimated depreciation charge to reflect the acquisition of Oscilla as if it took place on January 1, 2003. We have estimated depreciation for Oscilla using our estimated cost of acquiring the vessel of $51.6 million, an estimated scrap value of $5.0 million and an estimated remaining useful life of 22 years as of January 1, 2003. Estimated depreciation for Oscilla is $2.1 million for the year ended December 31, 2003.

M. This adjustment is to recognize the depreciation charge of $21.9 million relating to the eight vessels accounted for as chartered under operating leases in Ship Finance's pro-forma statement of operations for the year ended December 31, 2003. For all vessels, we have derived these depreciation amounts from actual historical depreciation recorded in Frontline's financial statements for the year ended December 31, 2003.

N. This adjustment is to recognize administrative expenses of $20,000 per year for the year ended December 31, 2003 payable by Ship Finance and each of its subsidiaries (a total of 48 entities) under the administrative services agreement in the pro-forma statement of operations for the year ended December 31, 2003. No adjustment has been made to the amount of third party expenses which comprise out of pocket expenses incurred on behalf of the service recipients, including legal fees, independent auditors, printers, mailing costs, depositories, transfer agents, insurance, proxy solicitors, filing fees, self-regulatory agencies, listing fees, stock exchange maintenance fees, directors' fees as set by the relevant service recipient, and similar fees and expenses. These costs are not covered by the administrative services agreement and will be borne by Ship Finance.

O. Ship Finance refinanced the senior secured indebtedness of its subsidiaries at the time that Ship Finance acquired them from the Company with the proceeds of a new senior secured credit facility. This new credit facility has an original principal balance of $1,058 million and is repayable over six years. This adjustment is to recognize the change in interest expense that we would have incurred if the refinancing had taken place as of January 1, 2003. We will make annual total repayments of $93.7 million based on the repayment profile of the new credit facility and have based our estimated average balance on these repayments. The pro forma adjustment for the year ended December 31, 2003 is calculated as follows:

                                                                      Year ended
                                                                       December
                                                                       31, 2003
                                                                      ----------

Estimated average balance ..................................         $1,022,634
Effective Interest rate ....................................               2.48%
Estimated interest on new credit facility ..................            $25,723

Total pro forma adjustment .................................            $25,723
                                                                     ==========

     Interest on the new credit facility is payable at an interest rate based on LIBOR plus a margin of 1.25%. We estimated interest payable on the new credit facility using an average LIBOR rate of 1.235% for the year ended December 31, 2003. This rate is based on an average of three month LIBOR over the applicable period. An increase or decrease in assumed interest rates of 0.125% would increase or decrease estimated interest expense by $1.3 million in the year ended December 31, 2003.

     In accordance with the terms of Ship Finance's new credit facility, it has entered into new interest rate swap agreements to effectively fix the interest rate payable on $500 million of its new credit facility for five years. Ship Finance has not made any adjustments to this unaudited pro forma financial information to reflect the estimated effect of these new interest rate swap agreements. Ship Finance has effectively fixed the LIBOR element of the interest rate payable at 3.38% and its total interest rate including margin at 4.63% on $500 million of its new credit facility. The estimated effect of effectively fixing its interest rate at 4.63% on $500 million principal amount of debt would be to record additional interest expense of $10.9 million for the year ended December 31, 2003. We have not estimated the effect of changes in market values of interest rate swap contracts in this unaudited pro forma financial information.

P. This adjustment is to reflect the interest expense on Ship Finance's notes at an interest rate of 8.5% per year as if they had been issued on January 1, 2003.

     The pro forma adjustments for the year ended December 31, 2003 is calculated as follows:

                                                                      Year ended
                                                                       December
                                                                       31, 2003
                                                                      ----------

Estimated interest on the notes ................................         49,985
Adjustment to eliminate historical interest expense ............         (2,054)
                                                                       --------
Total pro forma adjustment .....................................        $47,931
                                                                       ========

Q. This adjustment represents the estimated adjustment of amortization of deferred charges and financing fees resulting from our refinancing. The pro forma adjustment for the year ended December 31, 2003 is calculated as follows:

                                                                      Year ended
                                                                       December
                                                                       31, 2003
                                                                      ----------

Amortization of deferred charges and financing
fees associated with the refinancing of the existing bank debt .....      2,268
Amortization of deferred charges and financing
fees associated with the notes .....................................      1,674
Adjustment to eliminate historical amortization of
deferred charges and financing fees ................................        (69)
                                                                        -------
Total pro forma adjustment .........................................     $3,873
                                                                        =======

                                 USE OF PROCEEDS

Unless indicated otherwise in an applicable prospectus supplement, we expect to use the net proceeds from the sale of ordinary shares that we may offer with this prospectus and any accompanying prospectus supplement for general corporate purposes, including: working capital, capital expenditures, possible acquisitions, investments and any other purposes that we may specify in that prospectus supplement. As of the date of this prospectus, we have not identified any specific planned acquisitions. Additional information on the use of proceeds from the sale of securities offered by this prospectus may be set forth in the applicable prospectus supplement relating to that offering. Our management will have broad discretion to allocate the proceeds from this offering to uses that it believes are appropriate.

The maximum amount of proceeds that we may receive from this offering is $500 million. We will not receive any proceeds from the sale of the ordinary shares sold by the selling shareholders pursuant to this prospectus. The selling shareholders will receive all of the proceeds from those sales.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the nine months ended September 30, 2004 and each of the preceding five fiscal years.

                                                  Nine
                                                months
                                                 ended
                                             September               FISCAL YEAR
                                                   30,   ----------------------------------
                                                  2004   2003   2002   2001   2000     1999
                                             ---------   ----   ----   ----   ----     ----
Ratio of earnings to fixed charges .......        4.29   5.00   1.18   3.93   3.72     0.07

Deficiency of earnings available to
  cover fixed charges ....................          --     --     --     --     --   94,958

Ratio of earnings to combined fixed
  charges and preferred stock dividends(1)        4.29   5.00   1.18   3.93   3.72     0.07

                  PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our pro forma ratio of earnings to fixed charges for the nine months ended September 30, 2004 and for the year ended December 31, 2003.

                                                 Nine months
                                                   ended              Year ended
                                                 September             December
                                                  30, 2004             31, 2003
                                                  --------             --------

Ratio of earnings to fixed charges .............        4.29                5.00
Ratio of earnings to combined fixed charges ....        4.29                5.00
  and preferred stock dividends(1)

----------
(1)  We have not issued any preferred shares as of the date of this prospectus

(2)  Our computation of this item is included as Exhibit 12 to this filing.

                              PLAN OF DISTRIBUTION

     We are registering the securities covered by this prospectus for ourselves and for the selling shareholders.

     The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. We and/or the selling shareholders may sell the ordinary shares on The New York Stock Exchange, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

     In addition, we and/or the selling shareholders may sell some or all of our ordinary shares included in this Registration Statement through:

     o a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

     o purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

     o ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     The selling shareholders may enter into hedging transactions with respect to our ordinary shares. For example, the selling shareholders may:

     o enter into transactions involving short sales of the ordinary shares by broker-dealers;

     o sell ordinary shares short themselves and deliver the shares to close out short positions;

     o enter into option or other types of transactions that require the selling shareholders to deliver ordinary shares to a broker-dealer, who will then resell or transfer the ordinary shares under this prospectus; or

     o loan or pledge the ordinary shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

     The selling shareholders and any broker-dealers or other persons acting on the behalf of parties that participate with us in the distribution of the shares may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, or the Securities Act. As of the date of this prospectus, we are not a party, nor are we aware that the selling shareholders are a party to any agreement, arrangement or understanding between any broker or dealer and the selling shareholders or us with respect to the offer or sale of the shares pursuant to this prospectus.

     At the time that any particular offering of shares is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of shares being offered, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling shareholders or us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated.

Securities and Exchange Commission registration fee .............       $284,000
New York Stock Exchange listing fee .............................         23,000
Blue sky fees and expenses ......................................          5,000
Printing and engraving expenses .................................        100,000
Legal fees and expenses .........................................        120,000
Accounting fees and expenses ....................................        100,000
Transfer agent and registrar ....................................         20,000
Miscellaneous ...................................................         75,000
           Total ................................................        727,000
                                                                        ========

     We will bear costs relating to all of the securities being registered under this Registration Statement, other than underwriters' discounts, commissions and transfer taxes accrued for ordinary shares sold for the account of the selling shareholders.

     The selling shareholders may also sell our ordinary shares pursuant to Rule 144 promulgated under the Securities Act or in other transactions that are exempt from registration under the Securities Act.

                        ENFORCEMENT OF CIVIL LIABILITIES

     We are a Bermuda company, and our executive offices and administrative activities and assets, as well as those of certain of the experts named in this prospectus, are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or those persons or to enforce both in the United States and outside the United States judgments against us or those persons obtained in United States courts in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, our directors and officers are residents of jurisdictions other than the United States, and all or a substantial portion of the assets of those persons are or may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on those persons or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our legal counsel in Bermuda, Mello, Jones & Martin, that there is uncertainty as to whether the courts of Bermuda would (i) enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Bermuda courts against us or such persons predicated upon the federal securities laws of the United States.

                                  LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for us by Mello, Jones & Martin, Hamilton, Bermuda, and by Seward & Kissel LLP, New York, New York.

                             INDEPENDENT ACCOUNTANTS

     The financial statements as of and for the year ended December 31, 2003 incorporated in this prospectus by reference to our Annual Report on Form 20-F have been so incorporated in reliance on the report of PricewaterhouseCoopers DA Oslo, Norway, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The financial statements as of and for the year ended December 31, 2002 incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2003, except as they relate to Golden Ocean Group Limited, have been audited by PricewaterhouseCoopers, Hamilton, Bermuda, an independent registered public accounting firm, and, insofar as they relate to Golden Ocean Group Limited, by Moore Stephens, London, England, independent accountants, whose reports thereon are incorporated by reference. Such financial statements have been so included on reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

     The audited financial statements for the year ended December 31, 2001 incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2003, except as they relate to Golden Ocean Group Limited, have been audited by PricewaterhouseCoopers DA, Oslo, Norway, an independent registered public accounting firm, and, insofar as they relate to Golden Ocean Group Limited, by Moore Stephens, London, England independent accountants, whose reports thereon are incorporated by reference. Such financial statements have been so included on reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting. With respect to the unaudited financial information of Frontline Ltd. for the nine-month period ended September 30, 2004, incorporated by reference in this Registration Statement, PricewaterhouseCoopers AS reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated December 21, 2004 incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers AS is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by PricewaterhouseCoopers AS with the meaning of Sections 7 and 11 of the Act.

                         DESCRIPTION OF PREFERRED SHARES

     The material terms of any series of preferred shares that we offer through a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred shares in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred shares. At the time that any series of our preferred shares are authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our ordinary shares or make it more difficult to effect a change in control. Our preferred shares could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred shares could be issued with voting, conversion and 23 other rights and preferences which would adversely affect the voting power and other rights of holders of our ordinary shares.

                         DESCRIPTION OF ORDINARY SHARES

     The following description of our ordinary shares summarizes the material terms of our Memorandum of Association and our Bye-laws.

     Under our Amended Memorandum of Association, our authorized capital consists of 125,000,000 ordinary shares having a par value of $2.50 each, of which 74,525,169 are issued and outstanding.

     The purposes and powers of the Company are set forth in Items 6(1) and 7(a) through (h) of our Memorandum of Association and in the Second Schedule of the Bermuda Companies Act of 1981 which is attached as an exhibit to our Memorandum of Association. These purposes include exploring, drilling, moving, transporting and refining petroleum and hydro-carbon products, including oil and oil products; the acquisition, ownership, chartering, selling, management and operation of ships and aircraft; the entering into of any guarantee, contract, indemnity or suretyship and to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.

     Our Bye-laws provide that our board of directors shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Bermuda Companies Act of 1981 at such times and places (other than Norway) as the Board shall decide. Our board of directors may call special meetings at its discretion or as required by the Bermuda Companies Act of 1981.

     Bermuda law permits the Bye-laws of a Bermuda company to contain a provision eliminating personal liability of a director or officer to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence default, breach of duty or breach of trust of which the officer or person may be guilty. Bermuda law also grants companies the power generally to indemnify directors and officers of the company if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of the company or was serving in a similar capacity for another entity at the company's request.

     Special rights attaching to any class of our shares may be altered or abrogated with the consent in writing of not less than 75% of the issued and shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy.

     Our Bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with the Company or in which the Company is otherwise interested. Our Bye-laws provide that a director who has an interest in any transaction or arrangement with the Company and who has complied with the provisions of the Companies Acts and with our Bye-Laws with regard to disclosure of such interest shall be taken into account in ascertaining whether a quorum is present, and will be entitled to vote in respect of any transaction or arrangement in which he is so interested. Our Bye-laws provide our board of directors the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation. Our directors are not required to retire because of their age, and our directors are not required to be holders of our ordinary shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.

     Our Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency of deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted. We are authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws.

     There are no pre-emptive, redemption, conversion or sinking fund rights attached to our ordinary shares. Holders of ordinary shares are entitled to one vote per share on all matters submitted to a vote of holders of ordinary shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of ordinary shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

     In the event of our liquidation, dissolution or winding up, the holders of ordinary shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

     Our Bye-laws provide that our board of directors may, from time to time, declare and pay dividends out of contributed surplus. Each ordinary share is entitled to dividends if and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

     There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our ordinary shares.

     Our Bye-laws provide that any person, other than our registrar, who acquires or disposes of an interest in shares which triggers a notice requirement of the Oslo Stock Exchange must notify the Company's registrar immediately of such acquisition or disposal and the resulting interest of that person in shares.

     Our Bye-laws require us to provide notice to the Oslo Stock Exchange if a person resident for tax purposes in Norway (or such other jurisdiction as the Board may nominate from time to time) is found to hold 50% or more of our aggregate issued share capital, or holds shares with 50% or more of the outstanding voting power, other than our registrar. Our Bye-Laws also require us to comply with requirements that the Oslo Stock Exchange may impose from time to time relating to notification of the Oslo Stock Exchange in the event of specified changes in the ownership of our ordinary shares.

Share History

     The following is a description of our share history over the past three years. As of January 1, 2001, we had 76,068,811 ordinary shares outstanding. During 2001, we issued 129,500 ordinary shares pursuant to exercises of employee share options at an average price of $3.49 per ordinary share and 416,555 ordinary shares pursuant to the exercise of warrants at $15.91 per ordinary share. In addition, in 2001, we repurchased pursuant to a publicly announced repurchase plan 2,207,300 ordinary shares. These shares were repurchased at an average price of $15.58 per ordinary share. During 2002, we issued 59,000 ordinary shares at an average price of $4.47 per ordinary share pursuant to exercises of employee share options. During 2003, we issued 251,364 ordinary shares at an average price of $6.86 per ordinary share pursuant to the exercise of employee share options. In addition, in 2003, we repurchased pursuant to a publicly announced repurchase plan 3,070,000 ordinary shares at an average price of $8.97 per ordinary share. In 2004 to date, we have issued 297,436 shares pursuant to the exercise of employee share options at an average price of $5.91 per ordinary share and 600,000 ordinary shares in a private placement at a price of Norwegian Kroner 246 per ordinary share. In addition, in 2004 we compulsorily repurchased and cancelled 20,197 ordinary shares so that as of September 17, 2004 we have 74,525,169 ordinary shares outstanding. On April 5, 2004 a Special General Meeting of our shareholders approved the compulsory repurchase of all registered shareholdings of 49 or less of our ordinary shares. We had approximately 2,100 shareholders who held 49 or less shares, the majority of which were held in the United Kingdom. The costs associated with selling these small holdings was high, particularly in the United Kingdom where it was considered prohibitive. The Directors believed that the repurchase of shareholdings of 49 or less ordinary shares gave the small shareholders the opportunity to realize the value of their ordinary shares at no cost to those shareholders. In addition, the cost of servicing the existing shareholder structure was very high and was significantly reduced as a result of the repurchase of the small shareholdings. These shares were repurchased on April 6, 2004 at the closing market price of our ordinary shares on April 5, 2004 which was $31.22 per ordinary share.

     The transactions discussed above are also discussed in Note 20. Share Capital and Note 21. Warrants and Share Option Plans to our financial statements included in our Annual Report on Form 20-F for 2003.

                         DESCRIPTION OF DEBT SECURITIES

     We may issue additional debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates. We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee that will be named in any indenture as may be filed as exhibits to an amendment to this Registration Statement or a prospectus supplement, or as an exhibit to a Securities Exchange Act of 1934, or Exchange Act, report that will be incorporated by reference to the Registration Statement or a prospectus supplement. We will refer to any or all of these reports as "subsequent filings". The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an "indenture" and collectively as the "indentures". Each indenture will be subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under each indenture will be unlimited and each indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

     Debt securities may bear interest at a fixed rate, which may be zero, or a floating rate, or at a rate that varies during the lifetime of the debt security. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. The interest rate of any debt securities that we may issue, we well as any discount below the stated principal amount of the debt securities that may be sold, will be determined in consultation with our financial advisors and with the underwriters of such offering of our debt securities, and will be determined in part by prevailing market conditions at the time of the offering.

     Our statements below relating to the debt securities and the indentures are summaries of their anticipated provisions, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture and any applicable U.S. federal income tax consideration as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement or supplemental indenture.

General

     An indenture will not limit the amount of debt securities which may be issued, and may provide that debt securities may be issued up to the aggregate principal amount from time to time. The debt securities may be issued in one or more series. The senior debt securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness of debt securities will be described in an accompanying prospectus supplement.

     You should read the subsequent filings relating to the particular series of debt securities for the following terms of the offered debt securities:

          o the designation, aggregate principal amount and authorized denominations;

          o the issue price, expressed as a percentage of the aggregate principal amount;

          o    the maturity date;

          o    the interest rate per annum, if any;

          o if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

          o any optional or mandatory sinking fund provisions or conversion or exchangeability provisions;

          o the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;

          o if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;

          o if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

          o    any events of default not set forth in this prospectus;

          o the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

          o if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

          o whether interest will be payable in cash or additional securities at our or the holders' option and the terms and conditions upon which the election may be made;

          o if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

          o if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

          o any restrictive covenants or other material terms relating to the offered debt securities, which may not be inconsistent with the applicable indenture;

          o whether the offered debt securities will be issued in the form of global securities or certificates in registered or bearer form;

          o    any terms with respect to subordination;

          o    any listing on any securities exchange or quotation system;

          o additional provisions, if any, related to defeasance and discharge of the offered debt securities; and

          o    the applicability of any guarantees.

     Unless otherwise indicated in subsequent filings relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

     Unless otherwise indicated in subsequent filings, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

     Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount. United States federal income consequences and other special considerations applicable to any discounted securities will be described in subsequent filings relating to those securities.

     We refer you to applicable subsequent filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

Covenants

     Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

          o the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;

          o the ability to make certain payments, dividends, redemptions or repurchases;

          o our ability to create dividend and other payment restrictions affecting our subsidiaries;

          o    our ability to make investments;

          o    mergers and consolidations by us;

          o    sales of assets by us;

          o    our ability to enter into transactions with affiliates;

          o    our ability to incur liens; and

          o    sale and leaseback transactions.

Modification of the Indentures

     Each indenture and the rights of the respective holders may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as a class. But no modification that:

(1) changes the amount of securities whose holders must consent to an amendment, supplement or waiver;

(2) reduces the rate of or changes the interest payment time on any security or alters its redemption provisions (other than any alteration to any such Section which would not materially adversely affect the legal rights of any holder under the indenture) or the price at which we are required to offer to purchase the securities;

(3) reduces the principal or changes the maturity of any security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;

(4) waives a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of that series and a waiver of the payment default that resulted from such acceleration);

(5) makes the principal of or interest, if any, on any security payable in any currency other than that stated in the Security;

(6) makes any change with respect to holders' rights to receive principal and interest, the terms pursuant to which defaults can be waived, certain modifications affecting shareholders or certain currency-related issues; or

(7) waives a redemption payment with respect to any Security or change any of the provisions with respect to the redemption of any securities will be effective against any holder without his consent. In addition, other terms as specified in subsequent filings may be modified without the consent of the holders.

Events of Default

     Each indenture defines an event of default for the debt securities of any series as being any one of the following events:

          o default in any payment of interest when due which continues for 30 days;

          o    default in any payment of principal or premium when due;

          o    default in the deposit of any sinking fund payment when due;

          o default in the performance of any covenant in the debt securities or the applicable indenture which continues for 60 days after we receive notice of the default;

          o default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable subsequent filing, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and

          o    events of bankruptcy, insolvency or reorganization.

     An event of default of one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

     There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

     In case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable. Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

     Each indenture requires us to file annually after debt securities are issued under that indenture with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture. Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

     Subject to the duties of the trustee in case an event of default occurs and continues, each indenture provides that the trustee is under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity. Subject to these provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the indenture.

Defeasance and Discharge

     The terms of each indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities. This right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders. This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

     The terms of the debt securities provide us with the right to omit complying with specified covenants and that specified events of default described in a subsequent filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the IRS a ruling to the effect that the deposit and related covenant defeasance will not cause the holders of such series to recognize income, gain or loss for federal income tax purposes.

     A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Global Securities

     The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in an applicable subsequent filing and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in an applicable subsequent filing.

     We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security. Any additional or different terms of the depository arrangement will be described in an applicable subsequent filing.

     Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interest through such participating institutions. Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee. Ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

     So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Unless otherwise specified in an applicable subsequent filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the indenture.

     The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

     Unless otherwise specified in an applicable subsequent filings, payments of principal, premium and interest on debt securities represented by global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

     We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository. We also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street names, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

     Unless otherwise specified in the applicable subsequent filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

          o the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility,

          o we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities, or

          o there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

     Upon any exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository's relevant participating institutions to the applicable trustee.

     In the event that the Depository Trust Company, or DTC, acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee.

     DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participating institutions deposit with DTC. DTC also facilitates the settlement among participating institutions of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participating institutions' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participating institutions include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participating institutions and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers and banks and trust companies that clear through or maintain a custodial relationship with a direct participating institution, either directly or indirectly. The rules applicable to DTC and its participating institutions are on file with the Commission.

     To facilitate subsequent transfers, the debt securities may be registered in the name of DTC's nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC's records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners. The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

     Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

     Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.'s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

     If applicable, redemption notices shall be sent to Cede & Co. If less than all of the debt securities of a series represented by global securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participating institutions in that issue to be redeemed.

     To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution's interest in the global security or securities representing the interest, on DTC's records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC's records.

     DTC may discontinue providing its services as securities depository for the debt securities at any time. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

     We may decide to discontinue use of the system of book-entry transfers through the securities depository. In that event, debt security certificates will be printed and delivered as described above.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to he reliable, but we take no responsibility for its accuracy.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Government Filings

     We are subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934 and file such reports and other information with the Securities and Exchange Commission, to which we refer as the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically, which you can access over the internet at http://www.sec.gov.

     You may request a copy of our filings at no cost, by writing us at the following address:

                                 Frontline Ltd.
                        c/o Par la Ville Place, 4th Floor
                              14 Par la Ville Road
                             Hamilton HM 08, Bermuda
                                 (441) 295-6935
                             Attn: Kate Blankenship

Information Incorporated by Reference

     The SEC allows us to "incorporate by reference" information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

     We incorporate by reference our amended Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on October 8, 2004, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed. We also incorporate by reference a report of our 2004 third quarter results, filed with the SEC on December 22, 2004 on Form 6-K, which contains unaudited consolidated financial statements for the most recent quarter for which those statements have been filed. Additionally, we incorporate by reference any future filings we will make with the SEC under the Securities Exchange Act of 1934 if such filings state that they are incorporated by reference into this prospectus, until we file a post-effective amendment indicating that the offering of securities made by this prospectus has been completed.

     You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

          Frontline Ltd.
          c/o Par la Ville Place, 4th Floor
          14 Par la Ville Road
          Hamilton HM 08, Bermuda
          (441) 295-6935
          Attn: Kate Blankenship

Information Provided by the Company

     We will furnish holders of our ordinary shares with annual reports containing audited financial statements and a report by our independent public accountants, and intend to furnish quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders. However, we intend to furnish proxy statements to any shareholder in accordance with the rules of the New York Stock Exchange. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

                  ---------------------------------------------

Item 8.  Indemnification of Directors and Officers.

          Section 98 of the Companies Act of 1981 of the Islands of Bermuda, as amended, or the Companies Act, permits the Bye-Laws of a Bermuda company to contain a provision eliminating personal liability of a director or officer to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence default, breach of duty or breach of trust of which the officer or person may be guilty.

          Section 98 of the Companies Act grants companies the power generally to indemnify directors and officers of the company if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of the company or was serving in a similar capacity for another entity at the company's request.

          Section 98 of the Companies Act permits a company to purchase and maintain insurance or make other financial arrangements on behalf of any officer for any liability asserted against him or her and liability and expenses incurred in his or her capacity as a director, officer, employee or agent arising out of his or her status as such, whether or not the company has the power to indemnify him or her against such liability and expenses. While the Company has not previously maintained such insurance, it is currently in the process of applying for and attempting to procure such a policy for current and prior directors.

          The Company's Bye-law No. 130 provides as follows:

          Subject to the provisions of the Act and so far as may be permitted by the Act, the Directors, Secretary and other Officers for the time being of the Company and the Liquidator or Trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company to the maximum extent permitted by law from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors, or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts (including without limiting the generality of the aforegoing, any act done, concurred in or omitted, being an act contemplated or permitted in these Bye-Laws); and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be hedged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any willful negligence, willful default, fraud or dishonesty which may attach to any of said persons.

Item 9.  Exhibits

    Exhibit Number                     Description
    --------------                     -----------

          1.1           Underwriting Agreement (for equity securities) *

          1.2           Underwriting Agreement (for debt securities) *

          4.1           Share Certificate +

          4.2           Debt securities indenture (senior indenture) ++

          4.3           Debt securities indenture (subordinated indenture) ++

          5.1 Opinion of Mello, Jones & Martin, Bermuda counsel to Frontline Ltd. (the "Company"), as to the validity of the Shares

          5.2 Opinion of Seward & Kissel LLP, United States counsel to the Company ++

          8 Opinion of Seward & Kissel LLP, with respect to certain tax matters *

          12.1          Computation of ratio of earnings to fixed charges

          15.1          Letter of Awareness of PricewaterhouseCoopers

          23.1          Consent of Mello, Jones & Martin (included in Exhibit
                        5.1)

          23.2          Consent of Seward & Kissel LLP (included in Exhibit 5.2)

          23.3          Consent of PricewaterhouseCoopers AS, Oslo

          23.4          Consent of PricewaterhouseCoopers, Bermuda

          23.5          Consent of Moore Stephens, London

          24            Power of Attorney (contained on signature page)

          25.1          T-1 -Statement of Eligibility (senior indenture) *

          25.2          T-1 Statement of Eligibility (subordinated indenture) *

* To be filed either as an amendment or as an exhibit to a report filed pursuant to the Securities Exchange Act of 1934 of the Registrant and incorporated by reference in this Registration Statement.

+ Previously filed as an exhibit to this Registration Statement filed on Form F-3, File No. 333-65154.

++ Previously filed as an exhibit to the Second Amendment to this Registration Statement filed on Form F-3, File No. 333-65154.

Item 10. Undertakings.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by
               Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

          (5) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (6) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton, Bermuda.

                                             FRONTLINE LTD.


                                             By: /s/ John Fredriksen
                                                 -------------------------------
                                             Name:  John Fredriksen
                                             Title: Chairman and Chief Executive
                                                    Officer

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons on January 6, 2005 in the capacities indicated.

     Signature                            Title
     ---------                            -----

/s/ John Fredriksen    Chairman, Chief Executive Officer, President and Director

/s/ Tor Olav Troim     Vice-President and Director

/s/ Kate Blankenship   Chief Accounting Officer , Company Secretary and Director

                            Authorized Representative

     Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Frontline Ltd., has signed this registration statement in the City of Newark, State of Delaware, on January 6, 2005.

PUGLISI & ASSOCIATES


By: /s/ Donald J. Puglisi
    ---------------------
Name:  Donald J. Puglisi
Title: Managing Director

    Exhibit Number                     Description
    --------------                     -----------

          1.1           Underwriting Agreement (for equity securities) *

          1.2           Underwriting Agreement (for debt securities) *

          4.1           Share Certificate +

          4.2           Debt securities indenture (senior indenture) ++

          4.3           Debt securities indenture (subordinated indenture) ++

          5.1 Opinion of Mello, Jones & Martin, Bermuda counsel to Frontline Ltd. (the "Company"), as to the validity of the Shares

          5.2 Opinion of Seward & Kissel LLP, United States counsel to the Company ++

          8 Opinion of Seward & Kissel LLP, with respect to certain tax matters *

          12.1          Computation of ratio of earnings to fixed charges

          15.1          Letter of Awareness of PricewaterhouseCoopers

          23.1          Consent of Mello, Jones & Martin (included in Exhibit
                        5.1)

          23.2          Consent of Seward & Kissel LLP (included in Exhibit 5.2)

          23.3          Consent of PricewaterhouseCoopers AS, Oslo

          23.4          Consent of PricewaterhouseCoopers, Bermuda

          23.5          Consent of Moore Stephens, London

          24            Power of Attorney (contained on signature page)

          25.1          T-1 -Statement of Eligibility (senior indenture) *

          25.2          T-1 Statement of Eligibility (subordinated indenture) *

* To be filed either as an amendment or as an exhibit to a report filed pursuant to the Securities Exchange Act of 1934 of the Registrant and incorporated by reference in this Registration Statement.

+ Previously filed as an exhibit to this Registration Statement filed on Form F-3, File No. 333-65154.

++ Previously filed as an exhibit to the Second Amendment to this Registration Statement filed on Form F-3, File No. 333-65154.

02089.0009 #534200v2